UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           RHAPSODY ACQUISITION CORP.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    762014108
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                                 (CUSIP Number)

Eric S. Rosenfeld                 with a copy to:   David Alan Miller, Esq.
Rhapsody Acquisition Corp.                          Graubard Miller
825 Third Avenue, 40th Floor                        405 Lexington Avenue
New York, NY 10022                                  New York, NY 10174-1901
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 2, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eric S. Rosenfeld
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    1,015,000
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        106,840
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,015,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    106,840
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,121,840
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

      This Amendment No. 1 to Schedule 13D restates in its entirety the Schedule 13D filed by Eric S. Rosenfeld ("Rosenfeld") with respect to ownership of the common stock of Rhapsody Acquisition Corp., a Delaware corporation (the "Issuer").

      The percentages of beneficial ownership reflected in this Schedule 13D are based upon 6,300,000 shares outstanding as set forth in the Issuer's Current Report on Form 10-KSB for the fiscal year ended March 31, 2008, filed on June 2, 2008.

Item 1.           Security and Issuer

      The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of the Issuer. The principal executive office of the Issuer is 825 Third Avenue, 40th Floor, New York, New York 10022.

Item 2.           Identity and Background.

      This Statement is being filed by Rosenfeld. The business address of Rosenfeld is 825 Third Avenue, 40th Floor, New York, New York 10022. Rosenfeld has been chairman of the board, chief executive officer and president of the Issuer since its inception. The Issuer was formed to serve as a vehicle to effect a business combination with an operating business. Since its formation and initial public offering, the Issuer has been searching for prospective target businesses to acquire. On February 19, 2008, the Issuer signed a definitive merger agreement with Primoris Corporation.

      During the past five years, Rosenfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, Rosenfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Rosenfeld is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

      In April 2006, in connection with the Issuer's formation, Rosenfeld purchased 765,000 shares of Common Stock at a purchase price of approximately $0.0222 per share. Rosenfeld used his personal funds to purchase such shares at that time. Additionally, the Rosenfeld 1991 Children's Trust, a trust established for Rosenfeld's children of which Rosenfeld's wife is the sole trustee, purchased an aggregate of 106,840 shares of Common Stock at a purchase price of approximately $0.0222 per share.

      In October 2006, Rosenfeld purchased warrants ("Warrants") to purchase an aggregate of 863,636 shares of the Issuer's Common Stock for an aggregate purchase price of $950,000. The Warrants have an exercise price of $5.00 per share and will become exercisable upon the completion of a business combination. The Warrants expire on October 2, 2010.

      On June 13, 2008, Rosenfeld purchased 100,000 shares of Common Stock at a purchase price of $8.22 per share.

      On each of July 1, 2008 and July 2, 2008, Rosenfeld purchased 75,000 shares of Common Stock at a purchase price of $7.91 per share.

      Rosenfeld used his personal funds to purchase the foregoing securities.


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

Item 4.           Purpose of Transaction

      Rosenfeld acquired the Common Stock for investment purposes.

      (i) Rosenfeld may acquire additional securities from time to time in the open market or in private transactions. Additionally, Rosenfeld holds Warrants to purchase an aggregate of 863,636 shares of the Issuer's Common Stock. The Warrants have an exercise price of $5.00 per share and will become exercisable upon the completion of a business combination. The Warrants expire on October 2, 2010.

      (ii) At the date of this Statement, Rosenfeld, except as set forth in this Statement, and consistent with Rosenfeld's positions with the Issuer, has no plans or proposals which would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those actions enumerated above.

Item 5.           Interest in Securities of the Issuer.

      Rosenfeld beneficially owns 1,121,840 shares of the Issuer's Common Stock. Rosenfeld has sole dispositive and voting power over 1,015,000 shares of Common Stock and has shared dispositive and voting power over 106,840 shares of Common Stock, representing shares of common stock held by the Rosenfeld 1991 Children's Trust, a trust of which Rosenfeld's wife is the sole trustee. Rosenfeld beneficially owns 17.8% of the Issuer's outstanding shares of Common Stock. The foregoing does not include 863,636 shares of Common Stock issuable upon exercise of Warrants held by Rosenfeld that are not currently exercisable and may not become exercisable within 60 days.

      During the past 60 days, Rosenfeld effected the purchases on June 13, 2008, July 1, 2008 and July 2, 2008 as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7.           Material to be Filed as Exhibits.

      None.


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

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 10, 2008


                                                     /s/ Eric S. Rosenfeld
                                                     ---------------------
                                                     Eric S. Rosenfeld


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